02056132

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

fE
8/1/02

For the Month of August, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WM

Attached hereto and incorporated by reference herein is Registrant's press release dated August 20, 2002, relating to two Compartel telecommunications projects in Colombia for which Registrant submitted bids to supply goods and services and for which Registrant has requested a subsidy of approximately US$65 million from the Colombian Government's budget of approximately $100 million.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Yoav Leibovitch
Chief Financial Officer

Dated: August 21, 2002

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BW2266 AUG 20,2002 7:53 PACIFIC 10:53 EASTERN

(BW)(GILAT)(GILTF) Gilat is lowest bidder for 3,000-site Compartel VSAT telephony network in Colombia

Business & High-Tech Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--Aug. 20, 2002--

Gilat requests subsidy of approximately US$65 million for both Compartel projects out of Government budget of approximately $100 million

Gilat Satellite Networks Ltd. (Nasdaq: GILTF), today announced it is the lowest bidder in the Colombian government's Compartel II project for a 3,000-site fixed rural satellite telephony network. Gilat is also the sole bidder for installation and operation of telecenters that will provide Internet connectivity and telephony services in 500 cities and towns throughout Colombia. Compartel is the program of social telecommunications, financed by the Communications Fund in Colombia.

Gilat has requested a total subsidy of approximately US$65 million from the Colombian government's total budget of approximately US$100 million for both, Telecenters and Telephony Compartel projects. If awarded, the VSAT network is expected to be completed by the 4th quarter of 2003.

Being the lowest bidder, or the sole bidder, does not guarantee that the Colombian government will award the final contracts to Gilat. However, the status as lowest bidder is material to the decision-making process. Gilat will release further information on this project, as it becomes available.

Earlier this year, Gilat's bid for the installation and operation of the telecenters was declared as deserted by the previous Colombian administration. Gilat will appeal that decision to the new administration on August 21. There can be no assurance that the appeal process will be successful or completed in a timely manner.

Gilat's cost estimate to complete the Compartel telecenters and telephony projects is based on the simultaneous installation of the two networks - and also on the current operation of the Gilat installed Compartel I VSAT network, consisting of 7415 telephony and 670 internet sites. The Compartel I VSAT network initiated in 1999, was installed by Gilat and has been in operation during the past two years. Gilat received a subsidy of approximately US$40 million for the Compartel I network and generates revenues of approximately US$2.5 million per year from that network's operation.

Gilat Latin America CEO Giora (Gigi) Oron said, "We have demonstrated our commitment to the Colombian government and the Colombian people - not only through our successful operation of the Compartel I network, but also through our substantial support, which enabled the same-day completion of elections in most villages and towns. We hope that the development of the Compartel telecenters and telephony networks will provide us with further opportunities to demonstrate our commitment."

Gilat Chairman and CEO Yoel Gat said, "Over the past few years, we have made a substantial investment in Colombia to bring dependable, economical telephony and high-speed Internet service to its citizens - even in the most remote regions. We look forward to broadening our involvement in Colombia and maintaining our reputation for innovation and service throughout Latin America."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The

Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. ((a)SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--ac/ny*

CONTACT: Gilat Media Contact:
Barry Spielman, +972-3-925-2201
barrys@gilat.com
or
Gilat Investor Contact:
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

KEYWORD: ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: COMPUTERS/ELECTRONICS TELECOMMUNICATIONS INTERNET NETWORKING
SOURCE: Gilat Satellite Networks Ltd.